The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated July 28, 2016
PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 1,014 to Registration Statement No. 333-200365 Dated July , 2016 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES H
Fixed Rate Senior Registered Notes Due 2046
We, Morgan Stanley, may redeem the Global Medium-Term Notes, Series H, Fixed Rate Senior Registered Notes Due 2046 (the “notes”), in whole but not in part, on each August     on or after August      , 2017, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.” We may also redeem the notes prior to the maturity thereof under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.
Application will be made to the Taipei Exchange (the “TPEx”) for the listing of, and permission to deal in, the notes by way of debt issues to professional institutional investors as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China (“ROC”) only and such permission is expected to become effective on or about           , 2016.  The TPEx is not responsible for the content of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus and no representation is made by the TPEx to the accuracy or completeness of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  Admission to the listing and trading of the notes on the TPEx shall not be taken as an indication of the merits of us or the notes. No assurance can be given that such applications will be granted.  If the notes fail to or cease to be listed on the TPEx, certain investors may not invest in, or continue to hold or invest in, the notes.
The notes have not been, and shall not be, offered, sold or resold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the ROC, which currently include: overseas or domestic (i) banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance surveyors), the foregoing as further defined in more detail in Paragraph 3,  Article 2 of the Financial Supervisory Commission Organization Act, (ii) fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the Securities Investment Trust and Consulting Act, the Future Trading Act or the Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers and (iii) other institutions recognised by the Financial Supervisory Commission of the ROC.  Purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.

We describe how interest on the notes is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable. References in the accompanying prospectus supplement to the prospectus dated November 19, 2014 shall refer to the accompanying prospectus dated February 16, 2016.
The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
	Issue Price (Price to Public)	Managers’ Commissions	Net Proceeds to Morgan Stanley (1)
Per note	$	$	$
Total	$	$	$

(1) The net proceeds to Morgan Stanley reflect the price to public set forth above as reduced by the managers’ commissions set forth above and a fee of $        that Morgan Stanley will pay to Morgan Stanley & Co. LLC, an affiliate, in connection with structuring services that it provided in connection with the notes.  Morgan Stanley & Co. LLC is not a licensed securities firm in the ROC and will not underwrite or sell any notes offered hereby.

E. Sun Commercial Bank, Ltd.	Cathay United Bank Co., Ltd.

CTBC Bank Co., Ltd.	Fubon Securities Co., Ltd.	Yuanta Securities Co., Ltd.

Principal Amount:	$	Business Days:	New York and Taipei
Maturity Date:	August , 2046	Business Day Convention:	Following unadjusted
Settlement Date		Minimum Denominations:	$100,000 and integral multiples of
(Original Issue Date):	August , 2016 (T+ )		$1,000 in excess thereof
Interest Accrual Date:	August , 2016	ISIN:
Issue Price:	%	Common Code:
Specified Currency:	U.S. dollars	Form of Notes:	Global note registered in the name of a
Redemption Percentage			nominee of a common depositary;
at Maturity:	100%		issued under the Classic Safekeeping
Interest Rate:	% per annum (calculated		Structure
	on a 30/360 day count basis)	Other Provisions:	See “Optional Redemption” below.
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each February and August ,
commencing February , 2017

Prior to the settlement date specified above, we may arrange to create and issue additional notes with the same terms as the notes offered hereby so that the additional notes will be considered part of the same issuance, and will settle on the same settlement date, as the notes issued hereby.
Risk Factors
For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.
This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors.
The notes have early redemption risk. We retain the option to redeem the notes, in whole but not in part, on each August       on or after    August    , 2017, on at least 5 but not more than 60 days’ prior notice.  It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.
Optional Redemption
We may, at our option, redeem the notes, in whole but not in part, on each August      on or after August    , 2017, on at least 5 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to the redemption date. In determining the amount of such accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.
 If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the notes and such notes will cease to be outstanding.
On and after the redemption date, interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.
For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.
The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

ROC Settlement and Trading
Initial subscription of the notes by investors will be settled directly through Euroclear or Clearstream, Luxembourg. In order to purchase the notes, an investor must have an account with Euroclear or Clearstream, Luxembourg and settle the notes through such account with Euroclear or Clearstream, Luxembourg. For any ROC investor having its own account with Euroclear or Clearstream, Luxembourg, the distributions of principal and/or interest for the notes to such holders will be made to its own account with Euroclear or Clearstream, Luxembourg.
Investors with a securities book-entry account with a Taiwan securities broker and a foreign currency deposit account with a Taiwan bank may request the approval of the Taiwan Depositary & Clearing Corporation (the “TDCC”) for the settlement of the notes through the account of the TDCC with Euroclear or Clearstream, Luxembourg and if such approval is granted by the TDCC, the notes may be so cleared and settled.  In such circumstances, the TDCC will allocate the respective book-entry interest of such investor in the notes to the securities book-entry account designated by the investor in Taiwan. The notes will be traded and settled pursuant to the applicable rules and operating procedures of the TDCC and the TPEx as domestic bonds.
In addition, an investor may apply to the TDCC (by filing in a prescribed form) to transfer the notes in its own account with Euroclear or Clearstream, Luxembourg to such TDCC account with Euroclear or Clearstream, Luxembourg for trading in the domestic market or vice versa for trading in overseas markets.
For such investors who hold their interest in the notes through an account opened and held by the TDCC with Euroclear or Clearstream, Luxembourg, distributions of principal and/or interest for the notes to such holders may be made by payment services banks whose systems are connected to the TDCC to the foreign currency deposit accounts of the holders. Such payment is expected to be made on the second Taiwanese business day following the TDCC’s receipt of such payment (due to time difference, the payment is expected to be received by the TDCC one Taiwanese business day after the distribution date). However, when the holders will actually receive such distributions may vary depending upon the daily operations of the Taiwan banks with which the holder has the foreign currency deposit account.
ROC Taxation
The following summary of certain taxation provisions under ROC law is based on current law and practice and that the notes will be issued, offered, sold and re-sold to professional institutional investors as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the ROC only, and purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.
It does not purport to be comprehensive and does not constitute legal or tax advice. Investors (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult with their own tax advisers regarding the tax consequences of an investment in the notes.
Interest on the Notes. As we, the issuer of the notes, are not an ROC statutory tax withholder, there is no ROC withholding tax on the interest to be paid on the notes.
ROC corporate holders must include the interest receivable under the notes as part of their taxable income and pay income tax at a flat rate of 17 per cent. (unless the total taxable income for a fiscal year is under NT$120,000), as they are subject to income tax on their worldwide income on an accrual basis. The alternative minimum tax (“AMT”) is not applicable.
Sale of the Notes.  In general, the sale of corporate bonds or financial bonds is subject to a 0.1 per cent securities transaction tax (“STT”) on the transaction price. However, Article 2-1 of the Securities Transaction Tax Act of the ROC prescribes that STT will cease to be levied on the sale of corporate bonds and financial bonds for seven years from January 1, 2010 to December 31, 2016. Therefore, the sale of the notes will be exempt from STT if the sale is conducted on or before December 31, 2016. Starting from January 1, 2017, any sale of the notes will be subject to STT at 0.1 percent of the transaction price, unless otherwise provided by the tax laws that may be in force at that time.
Capital gains generated from the sale of bonds are exempt from income tax. Accordingly, ROC corporate holders are not subject to income tax on any capital gains generated from the sale of the notes. However, ROC corporate holders should include the capital gains in calculating their basic income for the purpose of calculating their AMT. If the amount of the AMT exceeds the annual income tax calculated pursuant to the Income Basic Tax Act (also known as AMT Act) of the ROC, the excess becomes the ROC corporate holders' AMT payable. Capital losses, if any, incurred by such holders could be carried over 5 years to offset against capital gains of same category of income for the purposes of calculating their AMT.
Supplemental Information Concerning Plan of Distribution
On July     , 2016, we agreed to sell to the managers listed below, and they severally, but not jointly, agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of       %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of      %, plus accrued interest, if any, less a combined management and underwriting commission of      % of the principal amount of the notes.

Name	Principal Amount of Notes
E. Sun Commercial Bank, Ltd.	$
Cathay United Bank Co., Ltd.
CTBC Bank Co., Ltd.
Fubon Securities Co., Ltd.
Yuanta Securities Co., Ltd.
Total	$

The managers have advised us that they propose initially to offer the notes to the public for cash at the issue price set forth on the cover of this pricing supplement.  After the initial public offering of the notes, the public offering price and other selling terms may be changed.
We will pay a fee of $       to Morgan Stanley & Co. LLC, our affiliate, in connection with structuring services that it provided in connection with the notes.  Morgan Stanley & Co. LLC is not a licensed securities firm in the ROC and will not underwrite or sell any notes offered hereby.
E. Sun Commercial Bank, Ltd., Cathay United Bank Co., Ltd., CTBC Bank Co., Ltd., Fubon Securities Co., Ltd. and Yuanta Securities Co., Ltd. are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States and to the extent permitted by applicable laws and regulations, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.
The managers or certain of their affiliates may purchase notes and be allocated notes for asset management and/or proprietary purposes but not with a view to distribution.

We and the managers have agreed to indemnify each other against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments made in respect of those liabilities.  Separately, in connection with structuring services that Morgan Stanley & Co. LLC provided in connection with the notes, we and Morgan Stanley & Co. LLC have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the notes:
With respect to the sale of notes in Canada, the notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the managers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
The notes have not been, and shall not be, offered, sold or resold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the ROC, which currently include: overseas or domestic (i) banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance surveyors), the foregoing as further defined in more detail in Paragraph 3, Article 2 of the Financial Supervisory Commission Organization Act, (ii) fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the Securities Investment Trust and Consulting Act, the Future Trading Act or the Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers and (iii) other institutions recognised by the Financial Supervisory Commission of the ROC. Purchasers of the notes are not permitted to sell or otherwise dispose of the notes except by transfer to the aforementioned professional institutional investors.